WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

September 18, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited Draft Registration Statement on Form F-1 Submitted August 18, 2017 CIK No. 0001697818

Dear Ms. Jacobs:

This letter is being submitted by iClick Interactive Asia Group Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated September 8, 2017 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on August 18, 2017. We are submitting this letter on a confidential basis together with the revised draft of the registration statement on Form F-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, four copies of this letter and the Registration Statement in paper format, marked to show changes from the draft registration statement confidentially submitted on August 18, 2017.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

September 18, 2017

The Company respectfully submits that it intends to make a public filing in the week of September 25th, 2017, and commence roadshow no earlier than 15 days thereafter and would be grateful if the Staff can get back to the Company with comments as soon as possible.

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Securities and Exchange Commission

September 18, 2017

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 83

1.	Your response to prior comment 5 indicates the commissions earned from the publisher- customer when you resell its marketing space under cost-plus or specified-action models amounted to US$4,138,000, US$974,000, US$783,000 and US$253,000 in 2015, 2016 and the six months ended June 30, 2016 and 2017, respectively, and these amounts are either presented as net revenues from cost-plus models or as reduction of cost of revenue under the specified-actions model, thus there is no additional stream of revenue when reselling for this publisher under the cost-plus and specified-actions models. Help us understand the differences between the amounts in your response and the amounts of incentive revenues as disclosed on page 96. Explain to us under what other models you resell the publisher’s marketing spaces besides the cost-plus and specified-actions models.

Response: The Company would like to clarify that the amounts disclosed on page 96 include the commissions earned from the publisher- customer when the Company resells its marketing space under cost-plus or specified-action models amounting to US$4,138,000, US$974,000, US$783,000 and US$253,000 in 2015, 2016 and the six months ended June 30, 2016 and 2017, respectively, and these amounts are either presented as net revenues from cost-plus models or as reduction of cost of revenue under the specified-actions model. There is no additional stream of revenue when reselling for this publisher under the cost-plus and specified-actions models. To further illustrate, please refer to the reconciliation for more details:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Amounts received from publisher-customer	11,236	8,898	5,491	4,194
Recognized as rebates received from publishers	(4,138)	(974)	(783)	(253)
Recognized as incentive revenue under the sales agency model	7,098	7,924	4,708	3,941

The Company has also revised the disclosure on page 96 to clarify the relationship of the amounts included in our prior comment 5. The Company also confirms that there are no other models where the publisher’s marketing spaces are resold. It is therefore that, in 2015, 2016 and the six months ended June 30, 2016 and 2017, the total amounts received from this publisher-customer amounted to US$11,236,000, US$8,898,000, US$5,491,000 and US$4,194,000 respectively.

Rebates, page 91

2.	Your response to prior comment 6 indicates the marketers under the sales agent arrangement are not considered as customers for financial reporting purposes. Further tell us why you believe ASC 605-50 is applicable. If ASC 605-50 does not apply to the incentives granted to the marketers under the sales agent model, revise your disclosure here and throughout your registration statement to avoid describing those as “rebates granted to our customers.”

Response: The Company believes ASC 605-50 is applicable to incentives granted to the marketers under the sales-agent model. Our response to prior comment 6 was meant to explain that the marketers under the sales agent model are not considered customers for financial reporting purposes in the sales agent transactions. However since the marketer can be a customer in non-sales agent transactions (cost-plus or specified action campaigns) the marketer would be considered a customer for financial reporting purposes of the Company (even if they are not a customer for financial reporting purposes in a particular sales agency transaction) as it pertains to the guidance in ASC 605-50. As such, the Company evaluates all of its relationships with its marketer-customers under this guidance.

Securities and Exchange Commission

September 18, 2017

In response to the Staff’s comments, the Company has revised the definition of “customers” on page 9 of the Registration Statement and has revised the disclosure throughout the Registration Statement for rebates granted to marketers under the sales agency model as “rebates we granted under our sales-agency model” or “rebates we granted under our sales-agency arrangement”.

3.	While you disclose revenue is presented on a net basis for your cost-plus campaigns, you appear to gross up revenue and cost of revenue for marketing cost paid to the publisher by $1,890 in the illustrative journal entries in your response to prior comment 7. Please advise. Also tell us whether any portion of the rebates received from publishers and recognized in net revenues as disclosed on page 96 amounting to $20.3 million, $14.3 million and $3.9 million during 2015, 2016 and the six-month period ended June 30, 2017, respectively, is gross of any marketing costs you paid to the publishers.

Response: The Company would like to clarify that the illustrative journal entries in prior comment 7 (i.e. Dr. Cost of revenue 1,890 and Cr. Revenue 1,890) have not factored into how the revenue is ultimately presented on the financial statements and the Company confirms to the Staff that revenue under the cost-plus campaigns model is presented on a net basis (i.e. the Dr. Cost of revenue 1,890 and Cr. Revenue 1,890 would be netted for financial statements presentation purpose). To further elaborate using the illustrative journal entries from prior comment 7, please refer to the following:

Model	Cost-plus
Types	Rebates receivable from publishers	Rebates payables to customers
Example

Contract period:

2 months

Rebates entitlement:

- >1,000 spending by the Company: 5%

- >2,000 spending by the Company: 10%

- >3,000 spending by the Company: 15%

Actual spending:

1st month: 1,100

2nd month: 1,000

Recognize:

1st month: 55 (1,100*5%)

2nd month: 155 (1,000*10% + 1,100*5%)

Contract period:

2 months

Rebates entitlement:

- >1,000 spending on behalf of the customer (marketer): 5%

- >2,000 spending on behalf of the customer (marketer): 10%

- >3,000 spending on behalf of the customer (marketer): 15%

Reasonably estimated spending during the contract period:

- >2,000

Actual spending:

1st month: 1,100

2nd month: 1,000

Recognize:

1st month: 110 (1,100*10%)

2nd month: 100 (1,000*10%)

Securities and Exchange Commission

September 18, 2017

Corresponding credits/debits and the timing for such accruals

1st month:

Dr. Cost of revenue 1,100

Dr. Rebates receivable 55

Cr. Accounts payable 1,100

Cr. Contra account to cost of revenue 55

2nd month:

Dr. Cost of revenue 1,000

Dr. Rebates receivable 155

Cr. Accounts payable 1,000

Cr. Contra account to cost of revenue 155

Total

Dr. Cost of revenue 1,890

Dr. Rebates receivable 210

Cr. Accounts payable 2,100

1st month:

Dr. Accounts Receivable 1,100

Dr. Contra account to revenue 110

Cr. Revenue 1,100

Cr. Rebates payable 110

2nd month:

Dr. Accounts Receivable 1,000

Dr. Contra account to revenue 100

Cr. Revenue 1,000

Cr. Rebates payable 100

Total

Dr. Accounts Receivable 2,100

Cr. Revenue 1,890

Cr. Rebates payable 210

Final journal entries reflecting the entire transaction as a result of the above under the cost-plus model

Dr. Accounts receivable 2,100

Dr. Rebates receivable 210

Cr. Accounts payable 2,100

Cr. Rebates payable 210

(Note: please note that the Cost of Revenue of 1,890 on the left column is netted against Revenue of 1,890 on the right column for financial statement presentation purposes)

The Company would also like to confirm that the amounts presented on page 96 amounting to $20.3 million, $14.3 million and $3.9 million during 2015, 2016 and the six-month period ended June 30, 2017, respectively, are gross of any marketing costs the Company paid to the publishers

4.	The reconciliation provided in your response to prior comment 10 shows your net revenues included “Service charge net of additional media cost incurred for cost-plus customers which we cannot charge back” amounting to $8.8 million, $9.8 million and $3.6 million during 2015, 2016 and the six-month period ended June 30, 2017, respectively. Please explain what this item represents.

Response: The Company would like clarify that the caption in the reconciliation provided should have been “Service charge under the cost-plus model” as this item represents gross billings charged or to be charged to customers for services performed under the cost-plus model, net of gross media paid or payable to the publishers.

Securities and Exchange Commission

September 18, 2017

Key Components of Results of Operations, page 95

5.	Please explain to us how you calculated the percentages of net revenues for rebates and discounts granted to your customers and recognized as reduction of net revenues. For example, the reduction of $17.8 million represents (27.2)% of your total net revenues of $65.2 million in 2015; however, your tabular disclosure shows (51.5)%.

Response: The percentage of net revenues for rebates and discounts granted to customers should be calculated as “Rebates and discounts we granted” divided by the “Net revenues”. The Company has corrected figures under the column “(% of net revenues)” on page 97 of the Registration Statement.

Business

Our Content Distribution Channels, page 140

6.	We note your response to prior comment 13 regarding your arrangements with large content distribution partners and that 58.8% of your total media costs for the six months ended June 30, 2017 are derived from your largest channel partner. Given the majority of total media costs now appear to be provided by a single channel partner, please file your distribution agreement with this provider as an exhibit under Item 601(b)(10) of Regulation S-K, or explain why you are not substantially dependent on such an agreement.

Response: In response to the Staff’s comments, the Company is filing as Exhibit 10.12 to the Registration Statement the English translation of the distribution agreement with its largest channel partner (in terms of media cost contribution) for the six months ended June 30, 2017.

iClick Interactive Asia Group Limited Consolidated Balance Sheets as of December 31, 2015 and 2016, page F-3

7.	Please advise why you refer to “Deferred revenue” on the face of your balance sheet and in various other places such as in liquidity starting on page 110 and in footnote 3(a) on page F-33, while your policy disclosure on pages F-22 and footnotes on pages F-43 and F-96 refer to “Customer deposits.” Clarify the nature of the amounts collected in excess of revenue recognized and included as deferred revenue in your disclosure on page F-23.

Response: The Company has revised the disclosure on pages F-22, F-43 and F-96 to refer to “Deferred revenue”. The Company would like to clarify that the amounts collected in excess of revenue recognized are included as deferred revenue and recognized as revenue according to the policy disclosure on page F-22 and F-23.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

18 Share-based compensation

(b) Issuance of shares to certain employees with performance conditions, page F-110

8.	Your disclosure indicates the performance conditions were considered not probable to be met as of December 31, 2016 such that no associated share-based compensation expense has been recorded. Please revise to provide your conclusion as of June 30, 2017.

Securities and Exchange Commission

September 18, 2017

Response: The Company would like to clarify that the performance conditions were also considered not probable to be met as of June 30, 2017. The Company has revised the disclosure on page F-111 accordingly.

Securities and Exchange Commission

September 18, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Wilson Chow, Partner, PricewaterhouseCoopers